UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building

118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit Index

Exhibit No.	Description
99.1	Yiren Digital Announces Increase in Beneficial Ownership by Mr. Ning Tang Following Controlling Shareholder Restructuring

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Ka Chun William Hui
	Name:	Ka Chun William Hui
	Title:	Chief Financial Officer

Date: June 8, 2026

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